UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 SCHEDULE  13D

Under the Securities Exchange Act of 1934

CLS Holdings USA, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

12565J100
(CUSIP Number)

Jeffrey I. Binder
c/o CLS Holdings USA, Inc.
1435 Yarmouth Street
Boulder, Colorado  80304
(888) 438-9132
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

May 31, 2017
(Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12565J100	Page 2 of 7

1	NAMES OF REPORTING PERSONS Frank Koretsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		16,920,252 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,920,252 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,920,252 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 12565J100	Page 3 of 7

1	NAMES OF REPORTING PERSONS Newcan Investment Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,822,988 (3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,822,988 (3)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,822,988 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 12565J100	Page 4 of 7

(1)
Reflects 11,460,276 shares owned by Mr. Koretsky, 1,870,988 shares owned by Newcan Investment Partners LLC, a Delaware limited liability company wholly owned by Mr. Koretsky (“Newcan”); 636,988 shares owned by CLS CO 2016, LLC, a Delaware limited liability owned by Mr. Koretsky (“CLS CO”), and 2,952,000 shares issuable upon the conversion of a convertible promissory note and demand convertible notes issued to Newcan.  Excludes shares of Common Stock that may be issued upon the conversion of interest accrued or accruing on the outstanding convertible promissory note and demand convertible notes issued to Newcan.

(2)
Calculated on the basis of 35,804,944 shares of Common Stock, consisting of the 22,035,984 shares outstanding as of May 31, 2017, plus 10,816,960 shares to be issued as a result of the conversions of convertible promissory notes that are the basis for this report, plus 2,952,000 shares issuable upon conversion of a convertible promissory note and demand convertible notes issued to Newcan.

(3)
Reflects 1,870,988 shares owned by Newcan and 2,952,000 shares issuable upon the conversion of a convertible promissory note and demand convertible notes issued to Newcan.  Excludes shares of Common Stock that may be issued upon the conversion of interest accrued or accruing on the outstanding convertible promissory note and demand convertible notes issued to Newcan.

(4)
Calculated on the basis of 35,804,944 shares of Common Stock, consisting of the 22,035,984 shares outstanding as of May 31, 2017 plus 10,816,960 shares to be issued as a result of the conversions of convertible promissory notes that are the basis for this report, plus 2,952,000 shares issuable upon the conversion of a convertible note and demand convertible notes issued to Newcan.

CUSIP No. 12565J100	Page 5 of 7

ITEM 1.	SECURITY AND ISSUER

Title of Class of Securities

Common Stock $.0001 par value (the “Common Stock”)

Name and Address of Issuer

CLS Holdings USA, Inc. (the “Issuer” or the “Company”)
1435 Yarmouth Street
Boulder, Colorado 80304

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Frank Koretsky and Newcan Investment Partners LLC (“Newcan”). Newcan is a limited liability company organized under the laws of the State of Delaware that is wholly owned by Mr. Koretsky. Accordingly, Mr. Koretsky may be deemed for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), to be the beneficial owner of the shares of Common Stock owned by Newcan.

The principal business of Newcan is investing in securities on behalf of Mr. Koretsky.

Mr. Koretsky is a citizen of the United States. The principal business of Mr. Koretsky is acting as the President of East Coast News Corp., a leading company in the adult product distribution industry.  The principal business address of each of Mr. Koretsky and Newcan is 11767 S. Dixie Highway, Suite 115, Miami, Florida 33156.

During the past five years neither Mr. Koretsky nor Newcan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds for the acquisition of the promissory notes that were converted into the Common Stock was the personal funds of Mr. Koretsky.

ITEM 4.	PURPOSE OF TRANSACTIONS

The purpose of the transactions was to provide working capital to the Company and to increase Mr. Koretsky’s beneficial ownership by converting existing convertible loans into additional shares of Common Stock, which he plans to hold for investment purposes.  Mr. Koretsky may make additional convertible loans to the Company, for working capital purposes, until such time as the Company commences generating revenues.

Except as set forth above, Mr. Koretsky has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Mr. Koretsky individually owns and exercise sole voting and dispositive power over 11,460,276 shares of Common Stock.  In addition, as a member of CLS CO 2016, LLC “”CLS CO”) and as the sole member of Newcan, Mr. Koretsky may be deemed to have sole voting and dispositive power over the Common Stock owned by CLS CO and Newcan for purposes of Rule 13d-3 and may be deemed to be the beneficial owner of an additional 2,507,976 shares of Common Stock owned by these entities, as well as shares of Common Stock underlying a convertible note and demand convertible notes held by Newcan to acquire an additional 2,952,000 shares.  Collectively, these shares represent approximately 47.3% of the outstanding shares of Common Stock of the Issuer, calculated on the basis of the 35,804,944 shares of Common Stock, which consists of 22,035,984 shares outstanding as of May 31, 2017, as reported, plus 10,816,960 shares that will be issued as a result of the conversions of convertible notes that are the basis of this report, plus 2,952,000 shares issuable upon conversion of a convertible promissory note and demand promissory notes owned by Newcan.

CUSIP No. 12565J100	Page 6 of 7

Newcan beneficially owns and exercises sole voting and dispositive power over 1,870,988 shares of Common Stock and holds a convertible note and demand convertible notes to acquire an additional 2,952,000 shares. Such convertible note may be converted at any time prior to its maturity, which is April 1, 2020 at a conversion price of $0.25 per share.  The terms of the demand convertible notes have not yet been finalized except that the conversion price if $0.25 per share.

(c) During April and May 2017, Newcan loaned the Company an additional $573,000 pursuant to demand convertible loans.  These loans bear interest at 10% per annum and are convertible at $0.25 per share but the balance of the terms of such loans have not yet been agreed upon.  All of these loans were made in private transactions in the United States and were made for the purpose of providing the Company with working capital, including funds required to repay loans from unrelated third parties.  The exact dates of the loans and amount loaned on each such date are as follows:  April 3, 2017 - $323,000; April 10, 2017 - $20,000; April 14, 2017 - $20,000; May 2, 2017 - $110,000 and May 25, 2017 - $100,000.

Neither Mr. Koretsky nor Newcan effected any other transactions in any class of equity securities of the Issuer in the sixty days prior to the filing of this statement.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Exhibit
No.	Description

1	Joint Filing Agreement dated June 5, 2017 between Mr. Frank Koretsky and Newcan Investment Partners LLC.

CUSIP No. 12565J100	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2017
NEWCAN INVESTMENT PARTNERS LLC

	By:	/s/ Frank Koretsky
		Name:	Frank Koretsky
		Title:	Sole Member

/s/ Frank Koretsky
Frank Koretsky